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CONTINUE THE MOWING REVOLUTION: MORE INNOVATION, MORE GROWTH

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You've seen the growth, felt the impact, and been part of our journey. Now you have the opportunity to support our next chapter as we scale our growth. Earn 10% bonus stock when you invest in Graze Robotics for a limited time.

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$1.63
Share Price

Form C Offering Circular Investor Education



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A MESSAGE FROM OUR CEO: WHY WE'RE OPENING THIS OPPORTUNITY

Over the past six months, we've significantly improved our business, restructured the organization, boosted revenue, and advanced production. I'm more confident than ever in our team's ability to drive Graze toward profitability. We're right-sizing our valuation to facilitate raising capital efficiently and securing the best rates. We've opened this opportunity to make sure our current investors have the opportunity to invest at this lower cost. You're important to our growth.



LOGAN FAHEY FRANZ

President & CEO

MEET OUR NEW LEADERSHIP TEAM



the industry, the tech, and how to scale growth.



LOGAN FAHEY, CEO

- Fahey Group Founder, Landmark CEO
- Former Robin Autopilot (A Husqvarna Venture) CEO



BUCK JORDAN, CO-FOUNDER & BOARD MEMBER

- Founder of Miso Robotics
- Founder of Vebu Labs



ELLEN BRUNO, COS

- 25+ years diverse experience in professional services, retail, and administration roles
- Former Robin COS



MANOMIT BAL, LEAD SOFTWARE ENGINEER

- Georgia Tech
- 10+ years of software development experience



HITEN SONPA, INTERIM CHIEF PRODUCT OFFICER

- Georgia Tech



TAYLOR SIMPSON VP, SHAREHOLDER RELATIONS AND STRATEGY



PHILIP DUFFY CHIEF OPERATING AND PRODUCT OFFICER

- Former CPO, Embodied



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PROVEN MARKET DEMAND WITH 2,500 RESERVATIONS

We've received over 2,500 requests for unit reservations, alongside our current customers, including Dallas-Forth Worth Aiport, Cincinnati/Northern Kentucky Airport, and RWE Energy. Based on this demand, we project $1.5M in annual recurring revenue this year.[1]







DFW DALLAS FORT WORTH INTERNATIONAL AIRPORT

CVG CINCINNATI/NORTHERN KENTUCKY INTERNATIONAL AIRPORT

RWE

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OUR INNOVATIVE SOLUTION: FULLY AUTONOMOUS, ELECTRIC MOWERS

Backed by over $20M in R&D, we've developed a groundbreaking solution with our all-electric, autonomous commercial-grade mowers. Equipped with precision technology, they offer a safer, more cost-effective, and eco-friendly approach to landscaping.

- 60" Tri-blade mow deck
- Precision path planning
- Object Detection and Avoidance
- 360-degree safety perimeter

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OUR COMPETITION

As the only mower in the market that's fully electric, airfield and fairway compatible, and enhanced with GPS/RTK precision, we offer an unmatched solution.

OUR ROADMAP TO 2030

From launching 25 units in 2024 to targeting 10,000 units by 2030, our strategic expansion plan is set to redefine the landscape of commercial lawn care.




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SEIZING A $70.2B MARKET OPPORTUNITY

We target a vast market of 50M acres of mowable grass across the U.S., including specialized sectors like airports, golf courses, and solar fields, poised for disruption with our sustainable technology.



HOW WE MAKE MONEY: ROBOTICS-AS-A-SERVICE (RAAS)

Our Robotics-as-a-Service (RaaS) model is designed for scalability and profitability. The RaaS model ensures recurring revenue through a subscription-based service, complemented by high-margin sales of parts and accessories.





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Automation for vegetation management.
All electric. Fully autonomous. Commercial-grade.
Logan Fahey Franz
CEO
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Current Graze investors are eligible for bonus shares for the first two weeks





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*Source: Grandview Research Global Lawn Mowers Market - Market Estimates & Trend Analysis to 2027



[1]The projected $1.5 million in Annual Recurring Revenue (ARR) for the current fiscal year is based on a careful analysis of existing unit reservation requests, encompassing over 2,500 inquiries. Noteworthy participants include esteemed entities such as Dallas-Fort Worth Airport, Cincinnati/Northern Kentucky Airport, and RWE Energy.Key Assumptions:1.The forecast relies on the assumption that the current level of demand for unit reservations will continue.2.Production scaling is anticipated to meet the envisaged demand, and any delays in scaling could impact revenue projections.Key Risks:1.Unforeseen market dynamics or shifts in customer demand may influence the accuracy of these projections.2.Production challenges, supply chain disruptions, or other operational obstacles could impact the ability to meet the forecasted scale.This forecast is a forward-looking estimate, subject to change based on market conditions, operational challenges, and other unforeseen factors. Investors are advised to exercise due diligence and consider these assumptions and risks when evaluating the feasibility of the projected ARR.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements



by collecting, reviewing, and processing an investor's documentation for this investment.DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Forward Looking Statements

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Graze Robotics (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.